UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

BECKMAN COULTER, Inc.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C.  20037-1701

(202) 828-0850

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019-6150

Telephone:  (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09
*

Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011 and March 9, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher.  The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 and 4.      Summary Term Sheet; Terms of the Transaction

Item 1 and Item 4 ((a)(iii)) of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and in Section 1—“Terms of the Offer” is hereby amended and supplemented by inserting the following paragraph:

“On March 22, 2011, Purchaser announced an extension of the expiration of the Offer until 12:00 midnight, New York City time, at the end of April 27, 2011, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, March 23, 2011, and Danaher, Purchaser and Beckman Coulter have mutually agreed to this extension of the Offer.  The Depositary has indicated that, as of 4:00 p.m., New York City time, on March 22, 2011, approximately 28,085,631 Shares had been validly tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E).”

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(5)(E)               Press Release issued by Danaher Corporation on March 22, 2011.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   March 22, 2011

Djanet Acquisition Corp.

By:  /s/ Robert S. Lutz

         Name: Robert S. Lutz
         Title: Vice President, Treasurer and Secretary

Danaher Corporation

By:  /s/ Robert S. Lutz
         Name: Robert S. Lutz
         Title: Senior Vice President – Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 15, 2011.*
(a)(1)(B)	Letter of Transmittal (including Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated February 15, 2011.*
(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*
(a)(5)(B)

Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*
(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.*
(a)(5)(E)	Press Release issued by Danaher Corporation on March 22, 2011**
(b)	Not applicable.
(c)	Not applicable.
(d)(1)

Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed. ** Filed herewith.